Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Quinpario Acquisition Corp. 2 (the “Company”) on Amendment No. 3 to Form S-1, File No. 333-198988, of our report dated September 26, 2014, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Quinpario Acquisition Corp. 2 as of September 12, 2014 and for the period from July 15, 2014 (inception) through September 12, 2014, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 7, 2015